

June 2, 2009

Mr. Michael E. Mercer
Chief Financial Officer
EV Energy Partners, L.P.
1001 Fannin, Suite 800
Houston, Texas 77002

> **Re:** **EV Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Response letter dated May 29, 2009**
> **File No. 001-33024**

Dear Mr. Mercer:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 61

Impairment of Long-Lived Assets, page 62

1.   We understand from your response to prior comment 1 that you performed impairment testing as of December 31, 2008, 2007 and 2006, using the production schedule that is associated with your estimates of proved reserves and standardized measure of discounted future net cash flows. Although you indicate that you relied upon NYMEX prices for years 2009 through 2013, you have not identified the source of your price differentials, nor have you addressed the cost structure assumed in deciding that no impairment would be recognized. We also understand that you would prefer not to disclose to investors the extent to which you have planned for future production to be covered by your outstanding derivatives, instruments which you identify as essential to efforts at reducing

commodity price risk, in support of your primary business objective mentioned on page 5.

Given the importance you place on stability and growth in cash distributions, the reasons for your aversion to disclosing the extent to which you have hedged the production which is scheduled and relied upon in calculating reserve information are unclear. We generally believe that critical assumptions underlying an accounting result, as is the case with your impairment testing, are appropriate for disclosure. We ask that you read the guidance in FRC §501, with particular attention to subparagraphs .13.b and .14. We believe that readers should be able to understand the extent to which your operations are exposed to changes in the market price of oil and gas. Please also read Item 305(a)(2) and Instruction 5 to Paragraph 305(a) of Regulation S-K. We reissue prior comment 1.

Executive Compensation, page 86

Compensation Discussion and Analysis, page 86

2.   We note your response to prior comment 2, and we direct your attention to Regulation S-K C&DI question 118.05, which broadly defines benchmarking as "using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision."

In this regard, we note that one of your compensation objectives is to attract and retain talented executive officers by providing total compensation levels that are competitive with executives in "comparable positions in similarly situated organizations." In addition, you state that you award long-term equity-based compensation "to be competitive from a total remuneration standpoint." Based on your response to our comment, it appears that your review of proxy statement disclosures by "peer companies" is a basis for your compensation decisions. As such, disclose which peer companies you reviewed in 2008, your basis for determining that these companies were similarly situated, and how you determined whether your total compensation levels were competitive with these peer companies.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Mike Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director